Exhibit 99.1

GRANITE REIT ANNOUNCES ACQUISITION OF A €129 MILLION PORTFOLIO IN EUROPE

August __, 2013, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has agreed to acquire a European portfolio consisting of 229,000 square meters (2,465,000 square feet) in 7 properties located in Germany and the Netherlands from funds managed by AEW Europe. The purchase price is €129 million.

The portfolio consists of 7 high quality properties; 4 located in Germany and 3 located in the Netherlands. Each of the properties is presently single tenant, 100% occupied, with a flexible design and multiple enhanced features (security, mezzanines, excess truck and trailer storage). The clear height of all of the buildings exceeds 34 feet with greater than 37 truck docks per property. The average age of the properties is 10 years. The 7 tenants include ALSO Actebis, Kühne + Nagel, Meyer & Meyer, Ricoh, Tchibo, DB Schenker and Van Uden Logistic with a weighted average lease term of 5 years.

The transaction is subject to customary closing conditions, with a partial closing (5 properties) anticipated later in September and a secondary closing of the remaining two properties anticipated in October 2013. Granite expects to initially fund the purchase through its line of credit and cash on hand.

Tom Heslip, Granite REIT’s CEO, commented that “This is a major transaction that brings Granite’s total acquisitions thus far in 2013 to approximately C$300 million comprising 4.6 million square feet of state of the art, strong tenanted, well located logistics and distribution properties and new development sites. Given the diverse mix of tenants, industries and geographies, these acquisitions represent significant progress towards our strategic plan objectives for growth and diversification”.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 30 million square feet and over 100 properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

ABOUT AEW EUROPE

AEW Europe is one of the leading European real estate asset and investment managers. Together with AEW Capital Management in the United States and Asia, AEW Europe and its regulated subsidiaries – AEW Europe LLP, NAMI – AEW Europe and AEW Europe SGP – form a global real estate platform with more than €36 billion in assets under management (of which €17.6 billion is in Europe). AEW has over 30 years experience in the management of real estate funds and separate institutional mandates with 500 employees in 13 locations around the world, including head offices in Boston, London, Paris and Singapore.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to the risks set forth in the “Risk Factors” section in Granite REIT’s Annual Information Form for 2012, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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